Exhibit 99.1

9F Inc. Announces Receipt of Nasdaq Notification Regarding Late Filing of Form 20-F

BEIJING, May 30, 2025 -- 9F Inc. (“9F” or the “Company”) (Nasdaq: JFU), a digital technology service provider aiming to empower institutional partners with advanced financial technologies, today announced that it received a notification letter dated May 23, 2025 (the “Notification Letter”) from the Listing Qualifications Department of The Nasdaq Stock Market Inc. (“Nasdaq”), indicating that the Company is not in compliance with the requirements for continued listing set forth in Nasdaq Listing Rule 5250(c)(1) since the Company did not timely file its annual report on Form 20-F for the fiscal year ended December 31, 2024 (the “2024 Form 20-F”) with the Securities and Exchange Commission (the “SEC”).

The Notification Letter has no immediate effect on the listing of the Company’s American depositary shares on Nasdaq. Pursuant to the Nasdaq Listing Rules, the Company has 60 calendar days from the date of the Notification Letter to submit a plan to regain compliance with Nasdaq Listing Rules (the “Compliance Plan”). If Nasdaq accepts the Compliance Plan, it may grant the Company an extension until November 11, 2025 to regain compliance. The Company expects either to file its 2024 Form 20-F or submit the Compliance Plan within the prescribed 60-day period.

The Company was not able to file the 2024 Form 20-F by the prescribed deadline as extended pursuant to Rule 12b-25(b)(2)(ii) under the Securities Exchange Act of 1934, primarily because the Company is unable to complete the audit of the financial statements of the Company for the fiscal year ended December 31, 2024 and the preparation for the 2024 Form 20-F. The Company continues to work diligently to complete the 2024 Form 20-F and intends to file it with the SEC as soon as reasonably practicable. This announcement is made in compliance with Nasdaq Listing Rule 5810(b), which requires prompt disclosure of receipt of a deficiency notification.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Such statements are based upon management’s current expectations and current market, regulatory and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to the Company’s ability to continue or to complete its ongoing business transformation, its ability to attract and retain investors on its platform, its ability to apply for or obtain any license, its ability to expand into any new market, its ability to compete effectively, its ability to comply with any applicable laws, regulations and governmental policies in China or elsewhere, general economic conditions in China and elsewhere, and the Company’s ability to meet the standards necessary to maintain listing of its ADSs on the Nasdaq, including its ability to cure any non-compliance with the Nasdaq’s continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. Neither track record nor past performance is indicative of future results. 9F Inc. does not guarantee any specific outcome (including the outcome of its ongoing business transformation) or profit.

All information provided in this press release is as of the date of this press release, and subject to change without notice. 9F Inc. does not undertake any obligation to update information contained herein as a result of new information, future events or otherwise, except as required under applicable law.

For investor and media enquiries, please contact:

In China:
9F Inc.
E-mail: ir@9fbank.com.cn